UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated April 26, 2018, announcing receipt of the End-of-Phase 2 meeting minutes from the U.S. Food and Drug Administration (FDA) regarding the Phase 3 program for Zealand’s long-acting GLP-2 analog, glepaglutide, in short bowel syndrome (SBS) patients.

The outcome of the meeting confirms the path forward for the glepaglutide Phase 3 program. The pivotal Phase 3 trial will be randomized, double-blind, and placebo controlled with once-weekly and twice-weekly dosing regimens. It is planned to enroll up to 130 patients at multiple sites across U.S., EU and Canada.

Zealand expects to initiate the pivotal Phase 3 trial in Q3 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

Name:	Mats Blom
Title:	Chief Financial Officer

Date: April 26, 2018

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated April 26, 2018

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